Reliance

2025 Annual Report







STRENGTH IN SCALE.

2025 HIGHLIGHTS

- Net sales of **$14.3B** up **3.3%** year-over-year
- **Record 6.4M tons sold up 400k tons**, or 6.2%, far outpacing industry shipments down 1%
- Increased FIFO gross profit margin by **80 basis points** and FIFO pretax income by **over $87M**
- Returned almost **$850M** to our stockholders

Over **100k metal products** to **125k+ customers** with over **90% repeat customer** base

85+ years of operational experience

since company founding on February 3, 1939

Largest metals service center company in North America: **310+ locations** in **41 U.S. states** and **10 countries** outside the U.S.

Nearly $2B invested

in capital expenditures over the last 5 years

75+ acquisitions since IPO

10% improvement in safety performance while remaining above industry median

Paid quarterly dividend for **66 consecutive years** with consistent increases

Repurchased $3.1B of our common stock (~21% reduction in outstanding shares) in the last 5 years

RS LISTED NYSE

31+ YEAR TRADING HISTORY

Increased dividend 33 times since 1994 IPO



$350
$300
$250
$200
$150
$100
$50
$-
1994
1999
2004
2009
2014
2019
2025
$3.22
$288.87
Annualized Total Stockholder Return: 16.6%

Dear Fellow Stockholders:

Reliance's performance in 2025 reinforced a defining advantage of our business: **strength in scale**. Our diversification, decentralization, and operating discipline enabled us to grow organically, maintain strong profitability, deepen customer and mill relationships, and continue investing for long-term success – while returning substantial value to you, our stockholders.

During an extremely volatile year, we shipped a record **6.4 million tons**, an increase of **6.2% year-over-year**, reflecting meaningful organic growth and continued market share gains. Our ongoing focus on smart, profitable growth drove **net sales of $14.3 billion**, up **3.3%** for the full year. Importantly, this growth was accomplished while maintaining **gross profit margin near historical norms**, demonstrating the resilience of our operating model even amid significant pricing variability from ever-changing trade actions and inflationary pressures. Most importantly, we moved more metal safely, improving our safety performance by 10%.

Our scale allows us to serve customers in ways few competitors can. With more than 310 locations, global geographic coverage, and a diversified mix of products and end markets, we are able to support customers of all sizes – from family-owned businesses to large systems integrators and solutions providers undertaking increasingly complex projects. In 2025, we continued to see growing demand for **larger, hyperscale projects,** where our ability to source material reliably, process it efficiently, and deliver when-needed provides a clear competitive advantage. Our deep relationships with mills and customers, built over decades, position Reliance as a preferred partner as these opportunities materialize.

A key differentiator is our commitment to **value-added processing**. Approximately half of our orders include processing; providing this enhanced service and solution reinforces customer loyalty and supports margin stability. In 2025, we invested **$328.9 million in capital expenditures** to expand and enhance processing capabilities, improve automation, strengthen our safety position, and upgrade facilities across our Family of Companies. While we continue to invest strategically, we focus equally on **optimizing our recent investments** – driving higher throughput, improving productivity, and maximizing returns from current capacity.

Reliance's financial strength remains a cornerstone of our strategic posture. We ended the year with a strong balance sheet affording us the flexibility to invest through cycles and pursue opportunities as they arise. Cash generation remained solid, supporting both reinvestment in the business and meaningful returns to stockholders. During 2025, **we repurchased $594.1 million of our common stock**, reducing outstanding shares by approximately **4%**, and returned **$254.7 million** through dividends. In addition, **we increased our quarterly dividend by 4.2% in early 2026**, reflecting confidence in the durability of our cash flows and our long-standing commitment to dividend growth.

Our balanced capital allocation approach – investing in the business through both capital expenditures and acquisitions and returning capital to our stockholders opportunistically – has been a consistent driver of long-term value creation. Our scale enhances this agility, allowing us to act quickly and decisively across all areas of capital deployment as growth and value opportunities evolve.

Our people are at the center of our success. Across our Family of Companies, teams continue to execute with discipline, adaptability, and a strong emphasis on safety and customer service. Their efforts enabled Reliance to grow volumes, maintain profitability, and strengthen relationships throughout the supply chain. We also continued to grow our community partnerships, demonstrating through investments of dollars and volunteer time, that we are more than metal. Our culture – grounded in safety, integrity, and accountability – is elemental to our success.

Looking ahead, our priorities remain clear. We will continue to leverage our scale to grow organically, deepen customer and supplier relationships, further invest in and expand our value-added processing capabilities, and drive improved returns on invested capital. With a diversified end-market exposure, proven and resilient operating model, and a strong financial position, Reliance is well resourced and ready to navigate through continued uncertainty and capitalize on the opportunities we see ahead.

Thank you for your continued confidence and support in Reliance.

Sincerely,

Karla R. Lewis
President and Chief Executive Officer

Stephen P. Koch
Executive Vice President, Chief Operating Officer

Arthur Ajemyan
Senior Vice President, Chief Financial Officer

Geographic Presence

United States

41 States

International

Belgium	Mexico
Canada	Singapore
China	South Korea
France	United Arab Emirates
Malaysia	United Kingdom



Annual Tons Sold



RS Tons Sold
MSCI Other Member Tons Sold
Tons in thousands
RS Tons Sold
6,500
6,200
5,900
5,600
5,300
5,000
4,700
MSCI Other Member Tons Sold
43,000
40,000
37,000
34,000
31,000
28,000
2020
2021
2022
2023
2024
2025

RS Domestic Share %	2020	2021	2022	2023	2024	2025
	14.5%	**14%**	**14.2%**	**14.5%**	**15%**	**17%**

Sales by Region



Mountain **3%**
Pacific Northwest **4%**
Northeast **6%**
International **6%**
Mid-Atlantic **7%**
Southeast **20%**
West/Southwest **23%**
Midwest **31%**

Sales by Product

Sales by Commodity



Product	%	Commodity
Carbon steel plate	12%	CARBON STEEL 53%
Carbon steel structurals	12%	
Carbon steel tubing	9%	
Hot-rolled steel sheet & coil	8%	
Carbon steel bar	5%	
Galvanized steel sheet & coil	5%	
Cold-rolled steel sheet & coil	2%	
Aluminum bar & tube	5%	ALUMINUM 17%
Common alloy aluminum sheet & coil	5%	
Heat-treated aluminum plate	5%	
Common alloy aluminum plate	1%	
Heat-treated aluminum sheet & coil	1%	
Stainless steel bar & tube	6%	STAINLESS STEEL 13%
Stainless steel sheet & coil	5%	
Stainless steel plate	2%	
Alloy bar & rod, tube & plate	4%	ALLOY 4%
Miscellaneous, including titanium, fabricated parts, PVC pipe & scrap	6%	OTHER 13%
Toll processing* – aluminum, carbon steel, and stainless steel	4%	
Copper & brass	3%	

*Includes revenues for logistics services provided by our toll processing companies.

NET SALES
(IN MILLIONS)


$14,093.3
$17,025.0
$14,805.9
$13,835.0
$14,294.3
2021
2022
2023
2024
2025



NET INCOME
(IN MILLIONS)


$1,413.0
$1,840.1
$1,335.9
$875.2
$739.4
2021
2022
2023
2024
2025



CASH FLOW FROM OPERATIONS
(IN MILLIONS)


$799.4
$2,118.6
$1,671.3
$1,429.8
$831.4
2021
2022
2023
2024
2025



RETURN ON EQUITY*
Based on beginning of the year equity, as adjusted.


28%
32%
19%
12%
11%
2021
2022
2023
2024
2025



EARNINGS PER SHARE
(DILUTED)


$21.97
$29.92
$22.64
$15.56
$13.98
2021
2022
2023
2024
2025

*Return on Reliance stockholders' equity is based on the beginning of the year equity amount, adjusted for $323.5 million, $630.3 million, $479.5 million, $1.09 billion, and $594.1 million of share repurchases for 2021, 2022, 2023, 2024, and 2025, respectively.





Reliance

Reliance, Inc.
735 N. 19th Avenue
Phoenix, AZ 85009
(480) 564-5700
reliance.com

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